Exhibit 99.1

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES $40 MILLION

EQUITY PRIVATE PLACEMENT

Hamilton, Bermuda, July 30, 2013 – Teekay GP LLC., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE:TGP), announced today that it has issued approximately 0.93 million common units in a private placement to an institutional investor for proceeds of approximately $40 million (excluding its general partner’s proportionate capital contribution). The Partnership intends to use the proceeds from the sale of common units to partially fund its previously announced order of two fuel-efficient liquefied natural gas (LNG) carrier newbuildings ordered in July 2013, scheduled for delivery in 2016, and for general partnership purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any other securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is the world’s third largest independent owner and operator of LNG vessels, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts with major energy and utility companies through its interests in 31 LNG carriers (including one LNG regasification unit and four newbuildings), 29 LPG/Multigas carriers (including five chartered-in LPG carriers and eight newbuildings) and 11 conventional tankers. The Partnership’s interests in these vessels ranges from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE:TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Teekay LNG Investor Relations enquiries contact:

Kent Alekson

Tel: + 1 (604) 609-6442

Web site: www.teekaylng.com

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing of delivery of the two fuel-efficient LNG carrier newbuildings. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential delay in newbuilding deliveries; and other factors discussed in Teekay LNG’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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